UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 27 March, 2013
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors
:
C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, R Dañino*, A R Hill , D L Lazaro^,
R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, G M Wilson
†
British, Canadian,
#
Ghanaian, *Peruvian, ^Filipino, ** Executive Director
Company Secretary:
KE Robinson
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.co.za

Investor Enquiries

Willie Jacobsz
Tel         +27 11 562 9775
Mobile    +27 82 971 9238 (SA)
Mobile    +1 857 241 7127 (USA)
email     Willie.Jacobsz@
               goldfields.co.za

Remmy Kawala
Tel          +27 11 562 9844
Mobile    +27 82 312 8692
email      Remmy.Kawala@
                goldfields.co.za
Media Enquiries

Sven Lunsche
Tel        +27 11 562 9763
Mobile   +27 83 260 9279
email     Sven.Lunsche@goldfields.co.za
M E D I A R E L E A S E
INVICTUS NAMES AGAIN RELEASED
Johannesburg, 27 March 2013: Gold Fields Limited (Gold Fields)
(JSE, NYSE, NASDAQ Dubai: GFI) has today again released the
names of the participants in Invictus, the Special Purpose Vehicle for the consortium that is the Gold Fields BEE partner in South Deep, on its website at http://www.goldfields.co.za
.

Gold Fields had released the names of the Invictus participants to shareholders at the time of the BEE transaction in 2010. In addition, in terms of the Companies Act of South Africa, any member of the public is entitled to view the share register of any company registered in South Africa by lodging a formal request with the particular company.

Invictus is an independent company that manages its own affairs. All further enquiries should be directed to Invictus
Enquiries

Investors
Willie Jacobsz
Tel: +27 11 562 9775 or +1 857 241 7127 (USA)
Mobile: +27 82 971 9238 (SA)
Email: Willie.Jacobsz@goldfields.co.za

Remmy Kawala
Tel: +27 11 562 - 9844
Mobile: +27 82 312 8692
email: Remmy.Kawala@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
email: Sven.Lunsche@goldfields.co.za
ends
Notes to editors
About Gold Fields
Gold Fields is a significant unhedged producer of gold with attributable annualised production of 2.1 million gold equivalent ounces from six operating mines in Australia, Ghana, Peru and
South Africa. Gold Fields also has an extensive and diverse global growth pipeline with four major projects at resource development and feasibility level. Gold Fields International has total managed gold-equivalent Mineral Reserves of 64 million ounces and Mineral Resources of 155 million ounces. Gold Fields is listed on the JSE Limited (primary listing), the New York Stock Exchange (NYSE), NASDAQ Dubai Limited,
Euronext in Brussels (NYX) and the Swiss Exchange (SWX). In February 2013, Gold Fields unbundled its KDC and Beatrix mines in South
Africa into a separately listed company, Sibanye Gold.
Sponsor: J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 27 March 2013
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer